FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month    September   1998
                                      --------------


                                REUTERS GROUP PLC
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                 (Translation of registrant's name into English)


                    85 Fleet Street, London EC4P 4AJ, England
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                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                         Form 20-F [X]   Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]    No [X]

This Report is incorporated by reference in the prospectuses contained in Post Effective Amendment No. 2 to Registration Statement No. 33-16927 on Form S-8, Post-Effective Amendment No. 1 to Registration Statement No. 33-69694 on Form F-3, Post-Effective Amendment No. 1 to Registration Statement No. 33-90398 on Form S-8 and Post-Effective Amendment No. 1 to Registration Statement No. 333-7374 on Form F-3 filed by the registrant under the Securities Act of 1933.

FOR IMMEDIATE RELEASE
 CONTACT:  Robert Crooke                         Nancy Bobrowitz
           Media Relations                       Investor Relations
           Reuters America Inc.                  Reuters America Inc.
           212-603-3587                          212-603-3345



REUTERS GROUP ANNOUNCES MANAGEMENT CHANGE AT INSTINET
-----------------------------------------------------

London, September 11, 1998 - Reuters today announced that Douglas Atkin, Chief Operating Officer of Instinet Corporation, has been appointed its President and Chief Executive Officer. He succeeds Michael O. Sanderson who has decided to retire with effect from September 30. In his new role, Atkin, who has been with Instinet for 15 years, will assume overall responsibility for Instinet's activities on a worldwide basis.

Michael Sanderson joined Instinet as President and CEO in 1990.

Instinet Corporation, a subsidiary of Reuters Group PLC (NASDAQ: RTRSY), provides agency brokerage services in global equities to securities industry professionals in over 30 countries, delivered primarily through sophisticated computer technology. Andre Villeneuve, a Reuters executive director, is Chairman of Instinet.

(18/98)

                                      # # #

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

FOR IMMEDIATE RELEASE
 CONTACT:  Robert Crooke                         Nancy Bobrowitz
           Media Relations                       Investor Relations
           Reuters America Inc.                  Reuters America Inc.
           212-603-3587                          212-603-3345



REUTERS ANNOUNCES MANAGEMENT CHANGES IN THE AMERICAS
----------------------------------------------------

New York, September 21, 1998 - Reuters today announced that Thomas Glocer, Executive Vice President, Reuters America, is appointed President, Reuters Information, the Americas, and President of Reuters America Inc. Graham Albutt, Executive Vice President and Chief Information Officer, Reuters America, is appointed President, Reuters Trading Systems, the Americas.

The appointments are effective October 1 and will follow the previously announced retirement, effective September 30, of Michael Sanderson from his executive functions as Chairman and Chief Executive Officer, Reuters America Holdings Inc. Sanderson will continue as non-executive Chairman of Reuters America Holdings Inc. through December 31, 1998.

Glocer and Albutt will share executive responsibilities for the Reuters America business, with Glocer assuming the role of senior company representative. The Information and Trading Systems roles which they will assume reflect the planned structure of the sales and operations business organization within the Americas as part of an overall global reorganization announced by Reuters in July.

Glocer joined Reuters in 1993, having worked as a mergers and acquisitions lawyer with Davis Polk & Wardell in New York, Paris and Tokyo. He was General Counsel of Reuters America Holdings from 1995-1996 whereupon he was named CEO of Reuters Latin America responsible for the company's operations throughout the region. In January 1998 he was appointed co-head of Reuters revenue and account management operations in North America. He was named Chairman of Reuters NewMedia Inc. in January as well.

Albutt joined Reuters in 1986 after having worked in the software and management consulting industries. Based in London and New York, he worked on various aspects of Reuters financial information products. He was project manager for Reuters Mondey 2000 at its April 1990 launch, and he held senior management positions in Reuters international marketing through 1995. In January 1996 he was named Chief Information Officer, Reuters America Holdings in New York. As part of his role in the Americas he was responsible for the production and launch of Reuters Plus.

Reuters America Inc. is the primary operating entity in the Americas of Reuters Group PLC (NASDAQ: RTRSY), the international news and financial information services company.

                                      # # #

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

FOR IMMEDIATE RELEASE
 CONTACT:  Robert Crooke                         Nancy Bobrowitz
           Media Relations                       Investor Relations
           Reuters America Inc.                  Reuters America Inc.
           212-603-3587                          212-603-3345


REUTERS EXTENDS ITS ORDER HANDLING CAPABILITIES WITH ACQUISITION OF LIBERTY
---------------------------------------------------------------------------

London, September 30, 1998 - Reuters, the global information and news group, has acquired Liberty SA, a subsidiary of Cedel International SA. This acquisition significantly expands Reuters capabilities in order handling, the electronic transmission of investment business.

Liberty is a leading provider of electronic links for the global securities markets offering order routing and order management services. Liberty, which has some 150 clients, also provides links to other trading processes such as clearing and settlement.

The value of the net assets acquired and the cost of the acquisition are not considered material to Reuters. The acquisition will be funded out of the existing cash resources of Reuters.

Reuters is developing an order handling business providing `straight through processing' which will enable its clients to automate the trading process, manage order flow and reduce their costs. This strategy will also respond to the growing requirements for cross-border trading.

The acquisition of Liberty follows Reuters recent investment in GL Trade which provides accesses to electronic stock exchanges. Reuters will complement these capabilities with system solutions and integration for customers who require enterprise-wide order management systems.

Reuters and Cedel Bank have separately agreed to develop further `straight through processing' links which will allow customers to clear and settle transactions in Cedel Bank.

Peter Job, Reuters chief executive, said: "We intend to become a prominent supplier of order handling capabilities for the securities markets. The purchase of Liberty is a significant milestone in this strategy."

                                      # # #
(19/98)

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

Note to editors

Background
Stock exchanges are automating and consolidating to offer cost-effective pools of liquidity with electronic gateways for execution. Market participants need to improve profitability through lower costs and reduced risk as well as to develop standardised trading processes. There is therefore a need to create electronic links at all levels to trade and process investment business.

Reuters is meeting this need by developing an order handling capability, i.e.: the electronic handling of various stages of the securities business.

Order management systems are used in the front offices of brokers, traders and investment managers to manage enterprise-wide order flow and external links.

Order routing systems allow counterparties to route and manage orders and indications of interest between themselves. Stock exchange gateways systems deliver order information and trading access to electronic stock exchanges. Indications of interest are the indicative order messages communicated between market participants.`Straight through processing' is the development of the entire trading process into an efficient electronic process.


Reuters
Reuters supplies 457,000 users located in 58,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters designs and installs trading room systems. It extensively uses internet technology for wider distribution of information and news.

Reuters is the world's largest news and television agency with 2,035 journalists, photographers and cameramen in 169 bureaus serving 163 countries. News is published in 25 languages. Further information about Reuters may be obtained on the Internet at WWW.REUTERS.COM/ABOUTREUTERS/MEDIA.HTM, or WWW.REUTERS.COM/ABOUTREUTERS/MEDIAPACKS/EVENTS (for related photos).

Cedel Group
Cedel Group was created in September 1970 and its shareholders consist of the world's major financial institutions. On 1 January 1995 a new corporate structure was introduced, establishing for the first time a parent, Cedel International, with subsidiary companies, including Cedel Bank, the International Depository, which contains the core clearing and settlement business of the former 'Cedel'. The Bank is assigned short-term and long-term ratings of A1+ and AA+ respectively by Standard and Poors and F1+ and AA respectively by FITCH IBCA and holds USD 1.6 trillion of customers' securities in safekeeping; trades worth up to USD 100 billion are settled in a business day. In September 1997 a new subsidiary, Cedel Global Services (CGS) and a sister company to Cedel Bank, was established. CGS brings together the IT Development and Operations functions of Cedel Bank and will provide securities processing services to the Bank. In the longer term, CGS will respond to increasing market demand for centralised securities processing.

GL Trade (GL)
On 29 July 1998 Reuters acquired a 33.5 per cent stake in GL. GL, formerly known as GL Consultants and based in Paris, is a leading developer of interactive software which links equities traders to electronic exchanges in order to monitor the market and enter orders. Reuters has additionally entered into an agreement to market GL's electronic gateway technology. To date, GL has developed over 20 interfaces to electronic exchanges. This agreement will enable members of stock exchanges who are also Reuters clients with open systems to use GL's electronic gateways to link to their exchanges.

Reuters acquired its stake in GL from Societe des Bourses Francaises (SBF-Bourse de Paris), the Paris stock exchange, and the founders of GL. SBF retains control over GL.







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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             REUTERS GROUP PLC
                                             --------------------------
                                             (Registrant)


Dated: December 14, 1998                     BY: /s/ J. B. Reid-Dodick
                                             --------------------------
                                             John B. Reid-Dodick
                                             Attorney-in-Fact